November 17, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: John Dana Brown, Ryan Adams

Re:	Sino-Global Shipping America, Ltd.

Amendment No. 1 dated November 17, 2014 to Registration Statement on Form S-1

Dated October 3, 2014

File No. 333-199160

Dear Mr. Brown:

We are writing this letter on behalf of our client and the issuer Sino-Global Shipping America, Ltd. (the “Issuer”), responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 27, 2014 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Issuer with the Commission on October 3, 2014. For your convenience, we have reproduced the Staff’s comment in the Comment Letter below immediately preceding our response.

In connection herewith, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 reflects the Issuer’s responses to the Staff’s comment from the Comment Letter, as well as other changes that are intended to update, clarify and render the information complete.

1.	STAFF COMMENT IN ITS 10/27/2014 COMMENT LETTER TO THE ISSUER.

“In your next amendment please include all of the information that may not be excluded pursuant to Rule 430A. In this regard please disclose the number of shares to be offered throughout the prospectus. Using your most recent market price as an estimate for your offering price please also provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout the prospectus. Please also include the information omitted from the principal shareholders section. In addition provide the estimate of total expenses on page 45 and the expense information on page II-1, using estimates as appropriate.”

1.	ISSUER RESPONSE TO STAFF’S 10/27/2014 COMMENT LETTER:

The Issuer has included all of the information requested by the Staff to be included in Amendment No. 1 that may not be excluded pursuant to Rule 430A, as well as other changes intended to update, clarify and render the information disclosed therein complete.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours,

/s/ Gusrae Kaplan Nusbaum PLLC

cc: Lei Cao, Chief Executive Officer of Issuer